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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before provision for income taxes	$(136,816)	$(21,345)	$(1,257)	$82	$31,803
Add (deduct):
Equity in net earnings of unconsolidated businesses	(7,611)	(8,166)	(8,569)	(10,466)	(3,974)
Fixed charges	38,691	36,374	31,373	30,843	15,662
Distributed income of unconsolidated businesses	7,915	9,297	11,294	11,590	4,427

Total earnings before income taxes and fixed charges	$(97,821)	$16,160	$32,841	$32,049	$47,918

Fixed charges:
Interest on borrowings	$32,298	$30,297	$26,885	$25,759	$11,063
Interest component of rent expense(1)	6,393	6,077	4,488	5,084	4,599

Total fixed charges	$38,691	$36,374	$31,373	$30,843	$15,662

Ratio of earnings to fixed charges	(2.5)x(2)	0.4x(3)	1.0x	1.0x	3.1x

(1)
Amount represents those portions of rent expense that are reasonable approximations of interest costs.

(2)
Additional pre-tax income of $136,512 is required to achieve a ratio of 1:1 in 2014.

(3)
Additional pre-tax income of $20,214 is required to achieve a ratio of 1:1 in 2013.

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands, except ratios)